SCHEDULE 13G
Amendment No. 2
Pittston Brink's Group
Common Stock $1.00 par value


Cusip Number:  725-701-10-6

Item 1:  Reporting
Person:  Tiger
Management L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   2,984,800
Item 7:   -0-
Item 8:   2,984,800
Item 9:   2,984,800
Item 11:  7.3%
Item 12:  IA


Cusip Number:  725-701-10-6
Item 1:  Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,906,100
Item 7:  -0-
Item 8:  1,906,100
Item 9:  1,906,100
Item 11: 4.6%
Item 12: IA


Cusip Number:  725-701-10-6

Item 1:  Julian H. Robertson, Jr.
Item 4:  Delaware
Item 5:  -0-
Item 6:  4,890,900
Item 7:  -0-
Item 8:  4,890,900
Item 9:  4,890,900
Item 11: 11.9%
Item 12: IN


Item 1(a) Pittston
Brink's Group

Item 1(b) P.O. Box 4229,
1000 Virginia Center
Parkway, Glen Allen,
Virginia  23060.

Item 2(a) This statement
is filed on behalf of
Tiger Management L.L.C.
("TMLLC") and Tiger
Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr.
is the ultimate
controlling person of
TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is
101 Park Avenue, New
York,  NY  10178

Item 2(c) Incorporated
by reference to item (4)
of the cover page
pertaining to each
reporting person.

Item 2(d) Common Stock
$1.00 par value

Item 2(e) 725-701-10-6

Item 3. TMLLC and TPLLC
are investment advisers
registered under Section
203 of the Investment
Advisers Act of 1940.

Item 4 Ownership as of
December 31, 1997 is
incorporated by
reference to items (5) -
(9) and (11) of the
cover page pertaining to
each reporting person.

Item 5 Not applicable

Item 6 Other persons are
known to have the right
to receive dividends
from or proceeds from
the sale of such
securities. The interest
of one such person, The
Jaguar Fund N.V., a
Netherlands Antilles
corporation, is more
than 5%.

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction
having such purpose or
effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer
TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of Attorney
dated 1/27/95
On File with Schedule
13G for Kohl's Corp.
2/7/95

AGREEMENT

The undersigned agree
that this Amendment No.
2 to Schedule 13G dated
February 13, 1998
relating to shares of
common stock of Pittston
Brink's Group shall be
filed on behalf of each
of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney
dated 1/27/95
On File with Schedule
13G for Kohl's Corp.
2/7/95